EXHIBIT 99.1

Bellatrix Provides Update on Its Ongoing Debt Refinancing Efforts

CALGARY, Alberta, March 01, 2019 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX: BXE) provides an update regarding its ongoing debt refinancing efforts.

As previously announced by the Company, Bellatrix is focused on its key strategic priority of maintaining financial strength and liquidity.  Since 2018, the Company has been advancing efforts and evaluating potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value.  Such efforts include, among other things, Bellatrix’s ongoing discussions with parties across the Company’s capital structure in connection with potential transaction alternatives.

As previously announced by the Company, the availability period for the issuance of additional 8.5% second lien notes due 2023 (the “Second Lien Notes”) pursuant to the note purchase agreement dated as of July 25, 2018 in respect of the Second Lien Notes (the “Second Lien Notes Agreement”) was extended in December 2018 to February 28, 2019.  Such availability period has as of the date of this announcement not been further extended by the parties to the Second Lien Notes Agreement.   However, the Company remains in ongoing confidential discussions with parties across its capital structure in connection with potential transaction alternatives.

The Company does not intend to provide updates on the potential transaction alternatives until the board of directors of the Company approves a definitive transaction, or the Company otherwise determines that further disclosure is necessary or appropriate.

The Company cautions that it can make no assurances as to whether any agreement with respect to a potential transaction may be reached, or the terms or timing of any such potential transaction.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com